Quaterra Resources Announces Appointment of Vice President of Exploration

November 3, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce the appointment of Mr. David Harvey, CPG as Vice President of Exploration for the Company.

Mr. Harvey is a Nevada-based professional mineral geologist with over 35 years of experience in senior level exploration, mineral resource and reserve development programs with domestic and international assignments. Mr. Harvey is an AIPG Certified Professional Geologist and holds a MSc degree in Economic Geology from University of Texas El Paso.

"I welcome Mr. Harvey to lead in advancing both the current and near-term exploration initiatives of the Company," stated Mr. Travis Naugle, CEO of Quaterra. "His track record of successful discovery and expansion of mineral resources in the copper and gold metal sectors will be instrumental to our strategy to advance the Company's assets, with particular attention to resource growth on the Company's strategic land position in Yerington, and the recently announced Chaco Bear and Ashton property acquisitions in British Columbia."

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold development and exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its MacArthur oxide copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.